UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2023

Trajectory Alpha Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801
New York, New York 10005
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (646) 450-2536

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 12, 2023, at 12:00 p.m. ET, Trajectory Alpha Acquisition Corp. (the “Company”) held an extraordinary general meeting of its stockholders at https://www.cstproxy.com/trajectoryalpha/2023, pursuant to due notice (the “Stockholder Meeting”). At the Stockholder Meeting, the Company’s stockholders entitled to vote at the meeting cast their votes and approved a proposal to amend the Company’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”), pursuant to which the Company may extend the date by which the Company must complete its initial business combination from June 14, 2023 to March 14, 2024. The Charter Amendment is described under Item 5.03 below and is incorporated herein by reference.

On June 14, 2023, the Company caused an aggregate of $150,000 (the “Extension Deposit”) to be deposited into the trust account, representing $0.02 per public share remaining outstanding after redemptions, which enables the Company to further extend the period of time it has to consummate its initial business combination by one month from June 14, 2023 to July 14, 2023 (the “Extension”). The Extension is the first of up to nine monthly extensions permitted under the Charter Amendment following stockholder approval of the Extension at the Stockholder Meeting discussed in Items 5.03 and 5.07 of this report.

Item 3.03.	Material Modification to Rights of Security Holders.

Amendment to the Amended and Restated Certificate of Incorporation

As described in Item 5.03 below, which description is incorporated herein by reference, the stockholders of the Company approved the Charter Amendment at the Stockholder Meeting.

Item 5.03.	Articles of Incorporation or Bylaws.

On June 12, 2023, the stockholders of the Company approved the Charter Amendment at the Stockholder Meeting, changing the structure and cost of the Company’s right to extend the date (the “Termination Date”) by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “business combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering.

The Charter Amendment allows the Company to extend the Termination Date by up to nine (9) one-month extensions to March 14, 2024 (the “Extended Deadline”) provided that if any Extended Deadline ends on a day that is not a business day, such Extended Deadline will be automatically extended to the next succeeding business day. To obtain each one-month extension, the Company, Trajectory Alpha Sponsor LLC (the “Sponsor”) or any of their affiliates or designees must deposit into the Company’s trust account by the deadline applicable prior to the Extension the lesser of (i) $150,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of public shares of the Company that were not redeemed in connection with the stockholder vote at the Stockholder Meeting.

The foregoing summary is qualified by the full text of the Charter Amendment, which is included as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 12, 2023, at 12:00 p.m. ET, the Company held the Stockholder Meeting, and holders of 21,562,500 shares of common stock were entitled to vote. At the Stockholder Meeting, holders of 18,753,240 shares of common stock voted on one of the two proposals presented, the Extension Amendment Proposal, and cast their votes as described below:

Proposal 1 – Extension Amendment Proposal

The Company’s stockholders approved the proposal to amend the Company’s amended and restated certificate of incorporation (the “Extension Amendment Proposal”) to extend the date by which the Company must complete a business combination from June 14, 2023 to March 14, 2024, pursuant to which the Company, the Sponsor or any of their affiliates or designees will cause to be deposited into the trust account in connection with each one month extension the lesser of (i) $150,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of public shares of the Company, provided that if any Extended Deadline ends on a day that is not a business day, such Extended Deadline will be automatically extended to the next succeeding business day. The following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
18,430,887 (85.5%)	322,353 (1.5%)	0 (0.0%)	—

Proposal 2 – Adjournment Proposal

The second proposal to adjourn the Shareholder Meeting (the “Adjournment Proposal”), was not presented at the Stockholder Meeting since the Extension Amendment Proposal received sufficient favorable votes to be adopted.

Item 7.01.	Regulation FD Disclosure.

A press release describing the results of the Stockholder Meeting and the Company’s intention to obtain the Extension to the Extended Deadline is attached hereto as Exhibit 99.1.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit

3.1	Amendment to the Amended and Restated Certificate of Incorporation of the Company dated June 14, 2023.

99.1	Press Release dated June 15, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRAJECTORY ALPHA ACQUISTION CORP.

Date: June 15, 2023	By:	/s/ Paul Davis
Paul Davis
Chief Executive Officer and Director

Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRAJECTORY ALPHA ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

1.

The undersigned, being a duly authorized officer of TRAJECTORY ALPHA ACQUISITION CORP. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

2.	The name of the Corporation is Trajectory Alpha Acquisition Corp.

3.

The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 1, 2021, and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 10, 2021.

4.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

5.

This Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

6.	The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

Immediately after the Offering, a portion of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ option to purchase additional units) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as amended (the “Registration Statement”), shall be deposited into a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the amounts withdrawn as described in the Registration Statement (“Permitted Withdrawals”), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of one-hundred percent (100%) of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by March 14, 2024 (or such earlier date as determined by the Board) (the “Completion Window”) or (iii) the redemption of shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of the Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 14th day of June 2023.

TRAJECTORY ALPHA ACQUISITION CORP.

By:	/s/ Paul Davis
Name:	Paul Davis
Title:	Chief Executive Officer and Director

Exhibit 99.1

Trajectory Alpha Acquisition Corp. Announces the Charter Amendment and Extension of the Deadline to

Complete a Business Combination to March 14, 2024

New York – June 15, 2023 – Trajectory Alpha Acquisition Corp. (NYSE: TCOA) (the “Company”), a special purpose acquisition company, announced today (i) that its stockholders approved an amendment to its charter to change the structure and cost of how the Company may obtain extensions to the deadline to complete its initial business combination, and (ii) that the Company obtained the first of up to nine (9) one-month extensions of the extended deadline, from June 14, 2023 to March 14, 2024, by depositing $150,000 into its trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company (“Continental”).

The Company’s stockholders, at an extraordinary general meeting of its stockholders held on June 12, 2023, approved an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to change how the Company may obtain extensions to the previously applicable deadline to complete its initial business combination. The amendments allow the Company to instead obtain up to nine (9) one-month extensions by depositing the lesser of (i) $150,000 and (ii) $0.04 per outstanding public share into the Trust Account by the deadline applicable prior to the extension.

The Charter Amendment triggered a right of the Company’s public stockholders to demand the redemption of their public shares out of funds held in the Trust Account. Based on the shares redeemed, the $150,000 per month extension deposit represents approximately $0.02 per unredeemed share.

As a consequence of adoption of the Charter Amendment and the redemptions, the Company may now obtain up to nine (9) one-month extensions to the deadline to complete its initial business combination at a cost of lesser of (i) $150,000 and (ii) $0.04 per outstanding public share per extension. In connection with the foregoing amendments, the Company has caused $150,000 to be deposited into the Trust Account for the first monthly extension.

About J. Streicher

J. Streicher, a private and diverse US financial organization, is founded on tradition, personal relationships, innovation, and steadfast principles. Its subsidiary, J. Streicher & Co. LLC, (the “Broker Dealer”), holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout its history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While our Broker Dealer primarily focuses on NYSE activities, our international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. Our ultimate goal is to position these companies for a successful listing. Our core strength lies in our ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

PR Contact for J. Streicher

Email: pr@zalatorisac.com

Number: +1 (917) 675-3106